UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Providence Service Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray Metro Center 1 Station Place, 7th Floor South Stamford, CT 06902

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☒

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,628,446
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,628,446
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,628,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,036,273
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,036,273
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,036,273
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,036,273
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,036,273
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,036,273
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Blackwell Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 592,173
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 592,173
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,173
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,628,446
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,628,446
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,628,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,628,446
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,628,446
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,628,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 743815102 (Common Stock)

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates to is the Common Stock, $0.001 par value per share (the “Common Stock”) of The Providence Service Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 64 East Broadway Blvd, Tucson, Arizona 85701.

Item 2. Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”):

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

(b)	The business address of the Filers (other than Blackwell) is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902. The business address of Blackwell is c/o DUMAC, LLC, 280 S. Magnum Street, Suite 210, Durham, NC 27701.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP, and Gray and Shackelton are the managers of CC. Blackwell is a separate account advisory client of CCM, and Gray and Shackelton are the managers of CCM. Blackwell has no voting or dispositive power with respect to the shares of Common Stock reported herein, while CCM is the manager with respect to the Common Stock.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.

CUSIP No. 743815102 (Common Stock)

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Stock described in Item 5 were as follows:

Purchaser	Source of Funds	Amount
Blackwell	Working Capital	$1,825,054
CCM	Working Capital	$3,318,604

Item 4. Purpose of Transaction.

On July 26, 2012, upon the recommendation of the Issuer’s Nominating and Governance Committee (the “Committee”), the Board of Directors of the Company (the “Board”) appointed Shackelton to serve as a Class I independent director to complete the term of Hunter Hurst III until the Company’s 2013 Annual Meeting of Stockholders and until his respective successor has been duly elected and qualified or until earlier resignation or removal. In addition, upon the recommendation of the Committee, the Board appointed Shackelton to serve as a member of each of the Issuer’s Audit, Compensation and Nominating and Governance Committees.

The Filers acquired the Common Stock for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 13,065,700 shares of Common Stock outstanding as of July 10, 2012, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on July 16, 2012.

CUSIP No. 743815102 (Common Stock)

The Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers in the sixty days preceding the filing of this Schedule 13D:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCM	Purchase	5/31/2012	15,939	$13.30
CCM	Purchase	6/1/2012	5,801	$13.16
CCM	Purchase	6/4/2012	7,327	$13.21
CCM	Purchase	6/5/2012	63,994	$13.27
CCM	Purchase	6/6/2012	64,498	$13.42
CCM	Purchase	6/7/2012	66,588	$14.02
CCM	Purchase	6/12/2012	6,318	$13.29
CCM	Purchase	6/13/2012	12,735	$13.52
CCM	Purchase	6/14/2012	2,164	$13.48
Blackwell	Purchase	5/31/2012	9,061	$13.30
Blackwell	Purchase	6/1/2012	3,300	$13.16
Blackwell	Purchase	6/4/2012	4,173	$13.21
Blackwell	Purchase	6/5/2012	36,606	$13.27
Blackwell	Purchase	6/6/2012	36,962	$13.42
Blackwell	Purchase	6/7/2012	32,912	$14.02
Blackwell	Purchase	6/12/2012	3,610	$13.29
Blackwell	Purchase	6/13/2012	7,265	$13.52
Blackwell	Purchase	6/14/2012	1,236	$13.48

The information in Item 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP and Blackwell, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (filed as Exhibit A to the Filing Persons’ Schedule 13G filed with the SEC on March 30, 2012 (File no. 005-79536) and incorporated herein by reference).

CUSIP No. 743815102 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2012

COLISEUM CAPITAL MANAGEMENT, LLC		BLACKWELL PARTNERS, LLC

		By:	Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Christopher Shackelton	By:	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Christopher Shackelton
	Adam Gray, Manager	Christopher Shackelton

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Adam Gray	/s/ Adam Gray
	Adam Gray, Manager	Adam Gray